Milestone study shows dramatic reduction in pharmaceutical reliance among
Canadian medical cannabis patients

Canabo Medical Inc. observational study finds nearly fifty per cent drop in benzodiazepine use within months of cannabis treatment

TORONTO, ON - (April 7, 2017) - Today, Canabo Medical Inc. (TSX-V:CMM) (OTCQB:CAMDF) (“Canabo” or the “Company”) released the results of a new, landmark observational study that connects doctor-supervised medical cannabis treatments to a sharp drop in benzodiazepine reliance among Canadian patients.

Research conducted over the past year revealed that 40 per cent of patients who were prescribed medical cannabis to treat pain and anxiety eliminated the use of benzodiazepines within 90 days. That percentage increased to 45 per cent within a year of cannabis treatment. The findings were announced by Dr. Neil Smith during a presentation at the Canadian Consortium for the Investigation of Cannabinoids (CCIC) event in Toronto.

Canabo, which operates 15 cannabinoid clinics across Canada under the brand CMClinics, partnered with a consortium of medical research experts to analyze data from more than 1,500 patients with the aim of understanding how cannabis interacts with or lessens the need for pharmaceutical treatments. Preliminary findings in late 2016 indicated a downward trend in benzodiazepine use – a trend that was confirmed after additional investigation and included in the Reduction of Benzodiazepine Use in Patients Prescribed Medical Marijuana report. The team responsible for the peer-reviewed report has shared their findings with several Canadian medical journals and details are expected to soon appear in the Dalhousie Medical Journal.

In Canada, 10 per cent of the general population use benzodiazepines daily, with common side-effects such as sedation, dizziness, drowsiness, unsteadiness, headache and memory impairment. Long-term benzodiazepine use is also associated with complications including problems with concentration, tolerance, addiction and overdose.

“We wanted to take a close look at the likelihood of continued benzodiazepine usage after commencing medical cannabis treatments and to be perfectly honest, the results are extremely promising,” said Dr. Neil Smith, Executive Chairman of Canabo. “When conducting this type of research, experts are typically encouraged by an efficacy rate in the neighbourhood of 10 per cent. To see 45 per cent effectiveness demonstrates that the medical cannabis industry is at a real watershed moment.”

Augmenting pharmaceutical regimes with cannabinoid treatments

The study isolated a group of 146 patients from a database of individuals being treated for a wide variety of pain and other disorders for approximately one-year. Each patient was referred by a primary physician or specialist and thoroughly assessed by CMClinic’s own doctors before being prescribed cannabis as supplemental treatment. Additional patient details include:

•	The average age of the sample of patients using benzodiazepines on initial contact with the company is 48 years-old

•	Nearly 43 per cent (42.9%) of that group report a work status of either temporarily or permanently disabled

•	Nearly 60 per cent (59.9%) of the patients are female

•	Those individuals taking benzodiazepines have primary conditions that are representative of all CMClinic patients

•	Well more than half (61.3%) are primarily interested in treatment for a pain condition, 27.4 per cent for a psychiatric condition and 11.3 per cent for a neurological condition

In all cases, patients remained under the care of the referring doctor and all were examined in detail to understand the effect of cannabinoid treatments on benzodiazepine use.

Canabo is also collecting data as to what extent cannabis serves as a substitute or effective complement to traditional opioid therapies and today’s report is expected to be the first in a series that examines the role of cannabis in modern therapies.

“To say that we’re encouraged is an understatement but there’s a lot of work still to be done,” added Dr. Smith. “We hope to conduct formal trials both in-house and in collaboration with others pending further analysis of what we believe to be one of the most promising advancements in many years.”

About Canabo Medical Inc.

Canabo wholly owns and operates Cannabinoid Medical Clinics, or CMClinics, Canada's largest physician led referral-only clinics for medical cannabis. Established in 2014, Canabo has 15 clinics across Canada with several additional locations set to open in 2017.

Canabo operates referral-only medical clinics dedicated to evaluating the suitability of prescribing, and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. Clinics operated by Canabo are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes, and monitor treatment progress.

Forward-Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect Canabo Medical Inc.'s current expectations regarding future events. These forward-looking statements involve known and unknown risks and uncertainties that could cause Canabo’s actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of opening clinics, regulatory changes, competition, approvals and other business and industry risks.

The forward-looking statements in this press release are also based on several assumptions which may prove to be incorrect. Forward-looking statements contained in this press release represent views only as of the date of this release and are presented for the purpose of assisting potential investors in understanding Canabo's business, and may not be appropriate for other purposes. Canabo does not undertake to update forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation. Investors are cautioned not to rely on these forward-looking statements and are encouraged to consult with a professional investment advisor.